UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

Ring Energy, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

76680V108
(CUSIP Number)

Stanley M. McCabe
1030 Genter Street
Unit 401
La Jolla, CA 92037
(858) 454-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) STANLEY M. MCCABE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) . (B) X .
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) O
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,479,092 SHARES
	8	SHARED VOTING POWER 37,500 SHARES
	9	SOLE DISPOSITIVE POWER 1,479,092 SHARES
	10	SHARED DISPOSITIVE POWER 37,500 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,592 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14	TYPE OF REPORTING PERSON* IN

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Ring Energy, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6555 South Lewis Street, Tulsa, OK 74136.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed Stanley M. McCabe (the “Reporting Person”).

The residence address of the Reporting Person is 1030 Genter Street, Unit 401, La Jolla, CA 92037.

Mr. McCabe is an officer and a director of Stanford Energy, Inc. (“Stanford”), a wholly owned subsidiary of the Issuer engaged in the oil and gas business and located at 6555 South Lewis Street, Tulsa, OK 74136.

During the last five years, the Reporting Persons (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. McCabe is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 28, 2012, the reporting person acquired 1,220,000 shares of Common Stock in exchange for all of the shares of Stanford owned by the Reporting Person.  These shares were issued in connection with the closing of a Stock-for-Stock Exchange Agreement dated May 3, 2012, (the “Exchange Agreement”) among the Issuer, Stanford, and the shareholders of Stanford, including the Reporting Person.  The shares were issued into a revocable family trust of Mr. McCabe.  As a result of the closing of the Exchange Agreement, Stanford became a wholly owned subsidiary of the Issuer.  In addition, the Issuer assumed the obligation at closing to grant options to Mr. McCabe to purchase up to 100,000 shares of the Issuer’s common stock.  The ten-year options vest 20% on each anniversary date of the original option grant by Stanford on December 1, 2011.

Prior to the closing of the Exchange Agreement, the Reporting Person purchased 259,092 shares of Common Stock, of which 141,502 are held in his family trust, in private transactions and his wife acquired 37,500 shares of Common Stock in private transactions. Mr. McCabe, however, disclaims beneficial ownership of the shares of Common Stock owned by his wife except to the extent of his pecuniary interest therein.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the transaction described in response to Item 3 above was to obtain or exercise some measure of control over the Issuer.  The Reporting Person, who is also an officer and a director of Stanford, plans to assist the Issuer in managing its oil and gas business and to continue to manage the oil and gas business of Stanford.  The Reporting Persons also propose to assist the Issuer in raising funds to satisfy current and future obligations of the Issuer.  In connection with the closing of the Exchange Agreement, the Issuer appointed Mr. McCabe a director of the Issuer.

The Reporting Person holds ten-year options to purchase an additional 100,000 shares of Common Stock at $2.00 per share.  The options vest at the rate of 20% per year commencing on December 31, 2012.

Except to the extent provided in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on June 28, 2012, the Issuer had 10,083,328 shares of Common Stock issued and outstanding, of which 1,516,592 are beneficially owned by the Reporting Person.  After the consummation of the transactions described in Item 3 of this Schedule 13D, the Reporting Person has sole power to vote and direct the disposition of 1,479,092 shares of Common Stock and has shared power to vote and direct the disposition of 37,500 shares of Common Stock, which in the aggregate constitutes approximately 15% of the outstanding shares.  The Reporting Person has not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Stock-for-Stock Exchange Agreement dated May 3, 2012, incorporated here by reference to Exhibit 2.1 of Form 8-K filed by the Issuer on July 5, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2012	/s/ Stanley M. McCabe
Stanley M. McCabe